UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
 SPECIALIZED DISCLOSURE REPORT

ARLO TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38618	38-4061754
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5770 Fleet Street, Carlsbad, California		92008
(Address of principal executive offices)		(Zip Code)

Brian Busse
(408) 890-3900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Arlo Technologies, Inc. (the “Company”) evaluated its current product families and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. As a result, the Company has prepared, and is filing with this Form, a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2025 is provided as Exhibit 1.01 hereto and also is publicly available at: https://investor.arlo.com.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2025 is provided as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARLO TECHNOLOGIES, INC.
(Registrant)

/s/ Brian Busse
By: Brian Busse	Date:	May 22, 2026
General Counsel and Corporate Secretary